SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

           INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13D-1(B) (C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)*


                         RMK STRATEGIC INCOME FUND, INC.
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
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                         (Title of Class of Securities)


                                    74963H102
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                                 (CUSIP Number)


                                 APRIL 26, 2004
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74963H102                    13G                  PAGE  2  OF  5 PAGES
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      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      John Devaney

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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      (a) [ ] (b) [X]

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      3       SEC USE ONLY

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      4       CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

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   NUMBER OF                    5         SOLE VOTING POWER
    SHARES                                1,138,980
 BENEFICIALLY      -------------------------------------------------------------
    OWNED BY                    6         SHARED VOTING POWER
     EACH                                 122,500
  REPORTING        -------------------------------------------------------------
   PERSON                       7         SOLE DISPOSITIVE POWER
    WITH                                  1,138,980
                   -------------------------------------------------------------
                                8         SHARED DISPOSITIVE POWER
                                          122,500
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      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,261,480

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     10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES [ ]

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     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              5.22%

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     12       TYPE OF REPORTING PERSON
              IN

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CUSIP NO. 74963H102                    13G                  PAGE  3  OF  5 PAGES
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ITEM 1(A).  NAME OF ISSUER.

            RMK Strategic Income Fund, Inc. ("RMK")

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

            Fifty Front Street
            Memphis, Tennessee 38103

ITEM 2(A).  NAME OF PERSON FILING.

            John Devaney

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

            240 Crandon Boulevard, Suite 167
            Key Biscayne, FL 33149

ITEM 2(C).  CITIZENSHIP.

            United States of America

ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

            Common Stock, par value $.0001 per share.

ITEM 2(E).  CUSIP NUMBER.

            74963H102

ITEM 3.     Not applicable as this Schedule is filed pursuant to Rule 13d-1(c).

ITEM 4.     OWNERSHIP.

            Mr. Devaney is not the owner of record of any shares of RMK. Mr. Devaney might be deemed the beneficial owner of the shares of RMK described in this Item 4 that are owned of record by:
            (i) United Capital Markets, Inc., a company controlled by Mr. Devaney - 138,980 shares;
            (ii) United Real Estate Ventures, Inc. , a company controlled by Mr. Devaney - 1,000,000 shares;
            (iii) Selene Devaney, Mr. Devaney's spouse - 20,000 shares; and
            (iv) Camille Devaney and Corinne Devaney, Mr. Devaney's minor children - 40,500 and 62,000 shares, respectively.

            Nonetheless, Mr. Devaney disclaims beneficial ownership of such shares.

            In addition, other members of Mr. Devaney's family beneficially own an aggregate of 128,800 shares of RMK common stock, representing approximately 0.53% of the outstanding shares. Mr. Devaney does not have or share voting or dispositive power over such shares and disclaims beneficial ownership of such shares as well. Such shares are not included in this Item 4.

               (a)  Amount beneficially owned: 1,261,480

               (b)  Percent of class: 5.22%

               (c)  Number of shares as to which such person has:

                    (i)  Sole power to vote or direct the vote:  1,138,980

                    (ii) Shared power to vote or direct the vote:  122,500

                    (iii) Sole power to dispose or to direct the disposition:
                          1,138,980

                    (iv) Shared power to dispose or to direct the disposition:
                         122,500

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.
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CUSIP NO. 74963H102                    13G                  PAGE  4  OF  5 PAGES
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ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 74963H102                    13G                  PAGE  5  OF  5 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    July 27, 2004



                                             John Devaney:

                                             By: /s/ John Devaney
                                                 -----------------------
                                                 Name: John Devaney